INVEST IN **PAYDOWNHERO**

A round-up app that helps user's CRUSH their auto loans


An intelligent round up App
built by Veterans
to empower users!
Get in here.

LEAD INVESTOR

Bradley Jenkins CEO

Seed Round Capital is excited to introduce and lead the investment in PayDownHero. This company checks all the boxes- huge market, novel solution, mission-driven founders, scalable, clear path to profitability, and big long-term goals.
While there are other services that "round-up", there is nothing that specifically addresses the enormous auto loan industry. PDH's app quickly and easily

paydownhero.com Boston MA

Software Technology Finance Automotive B2C

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. Massive scalability attacking a huge underserved market. We've got the first mover advantage!
2. We've already proven rapid, forecastable growth. With your investment we aim for 35%+ MoM growth 📈
3. Built by Army Veterans to help credit consumers TRULY level up.
4. We're operating, growing, making money, help us reach even more users! 💰💰💰
5. Our secret sauce is a unique, proprietary back end payment system that streamlines our process!

Our Team



Kenneth Sargavakian Founder + CEO

Entrepreneur, Army Officer, born leader. A career spent in every facet of the auto world. He built multimillion dollar brokerages within the industry and now shifting focus to making a true social impact! Erik and Ken met while serving in the Army!

> We are both passionate about cars and about helping people. We saw the MASSIVE problem of exploding auto debt + high interest rates, coupled with a market that the tech sector has largely ignored!



Erik Rueda Founder + CCO

Builder of companies, Architect, Army Officer. Erik spent the last decade bootstrapping a design business from 0 to $20MM+ in rev. Investor in various ventures. Erik brings his design experience to guide the creative UI/UX side!



Jim Paris Chief Technology Officer

An MIT PhD who sent his code into space. Jim has done groundbreaking work on software based systems predicting mechanical failures through power consumption analysis. Jim is the smartest person any of us have ever met.

SEE MORE

Paydownhero is putting the financial power in the hands of users!



FINALLY, a round-up app for CAR LOANS!

- Paydownhero -

An app that saves our user's time and money by applying rounded-up transactions, ease of use, and incentivized micropayments to payoff their auto loans!













Leadership:
Ken Sargavakian
/Chief Executive Officer/
Prev. Exp.
US Army Engineer Captain, vintage European auto broker, years of sales / buying in the auto industry. High end, low end, all cash or all financed. $15MM in brokered deals. Top producing broker / agent within organization.
Erik Rueda
/Chief Creative Officer/
Prev. Exp.
CEO Erik Rueda Design Lab, Company Commander US Army Engineer Captain. 10+ years experience bootstrapping a design and manufacturing company from the ground up. Built business from $0 - $5MM/yr + revenue and 20+ employees with no outside investment.
paydownhero

We saw the problem of **exploding car loan debt** and how the American consumer is falling farther and farther behind. Unless you have excellent credit, you will be paying **7%+** in interest and spending so much more $ for the same car! It's an old industry that hasn't changed much in decades. Very little innovation and most 'new' products coming to market for consumers **add debt** by financing secondary purchases like winter tires, maintenance plans, cosmetic protection packages. What has all this accomplished? It has buried the consumer in terrible loans and made it near impossible to pull themselves out of.

So why car loans? Because the problem is MASSIVE...
American's auto debt is exploding, currently at a RECORD $1.3 Trillion as of Jan 2020. The amount has DOUBLED in 10 years. $51 BILLION in new auto loans are originated EVERY MONTH.
107 MILLION Americans have no choice but to have at least one car loan!!!
Borrowers are drowning in average rates of 8% for good credit to 21.54% for poor credit*! These are the most expensive dollars to borrow** and consumers are overpaying for their vehicles by THOUSANDS of dollars in interest!
Car loans represent the THIRD LARGEST debt segment for the average American household and ballooning payments coupled with untenable interest rates are setting up consumers for FAILURE.
There was no one-stop solution to help users accelerate their payoffs and thereby SAVE those extra thousands, until now...
1. Lendingtree.com/auto/debt-statistics
2. FederalReserve.gov/releases/g19
*while some credit cards have higher interest rates, US average CC balances are $5,700. Average auto loan balances are 4x that!
paydownhero

We are here to help! Truly. We aren't a gimmick. We aren't here to sell out our users. We are here to actually help users payoff their debt by making extra payments, freeing them from the yoke of oppressive lending practices. We offer real-time updates on the impact that payments have and incentivize our users to reach their goals!

The solution: paydownhero!

An APP that works for you 24/7, taking your daily purchases, rounding them up to the nearest dollar, and applying those added funds toward your car loan every month. Our average users generates $38.50 in round ups every month!

When the avg payment is $393 for a used car, that additional payment has a big impact on the loan!

We also encourage users through in-app notifications and email to make in-app one-time payments, called 'micro clicks' for smaller amounts and 'turbo clicks' for larger amounts, in order to super charge their payoff!

An example: A user buys a 2012 Honda Pilot for $18,000. She has a credit score of 650. She gets a rate of 9% and is able to stretch the loan to 84 months. Her payment is $290/mo but she will pay $6,326 in interest over the term!! With **paydownhero** she will SAVE $2,400 and shave off 2 years!

   



We kept the concept **simple**. The business fundamentals are rock solid. We provide a service for which we charge small fees and are careful about the costs to move money to service our users. We know our margin. **We are generating revenue now.** There is little guesswork in the revenue ramp.

How paydownhero works:

It is REALLY simple:

There are only 3 steps for a user to be fully linked to paydownhero. We knew it needed to be fast and easy.

Once a user is fully linked, we handle the rest through our API. We calculate the round ups and automatically pay them toward the user's loan, weekly. We also notify / encourage users to make additional one-time payments to accelerate their payoffs and save even more!

We also make user's base car payments on their behalf as an opt-in feature. We manage it all!

How paydownhero makes money:

1. **$0.99 per user per month.** The app is free to download and there are no hidden fees!

2. We charge .5% of our user's base car payment to process.

3. We also charge 2.5% of total round ups + click payments monthly.

We are averaging revenue of $34.60 / user / yr.





What makes us special? It turned out that automating our payment process on the back-end was nearly impossible. We overcame substantial technical and industry hurdles in order to solve the automated movement of funds at a large scale across a high number of lenders. **We are the first to develop this payment system and apply it to the auto loan market!**

How are we breaking away from these competitors?



Acorns, a micro investing round-up app, has shown us the way.
They use round up tech to put those small amounts toward ETF's and index funds to create 'managed' portfolios for their users. They don't address loans. They are NOT a debt payoff app. Founded in 2012 current valuation of $860MM with 4.5MM users and $207MM in raised capital.



Focused on credit card debt.
Similar round-up tech, making additional payments on credit cards to help users get out of debt. Founded in 2016, they have raised $750k in funding and have 10,000+ users.



ChangED, a round-up app tackling student loans.
Founded in 2016 and Shark Tank stars, they use similar round-up tech but focus exclusively on student debt. They have raised $450k. Mark Cuban holds 25% of the company.



Expensive option that uses decade old tech.
Only web based. They charge monstrous fees ($400) to essentially just make extra payments for you on any











payment plan

debts you have. No round ups, no tech edge. In fact, paying their high user fees can make you WORSE OFF. The savings are negated by their costs.

We are focused exclusively on car loans because we've solved the technical hurdle to do so!

We're the first to tackle auto-loan payoffs in this was and we charge extremely reasonable fees compared to other 'competitors'. We built this platform to **actually help people**, not just make a buck. In a financial world where profit and growth is often the ONLY motive, we are mission driven and duty bound to help our fellow Americans get a hold of their debt. That is what happens with two Army Captains at the helm of this organization.

Rollout strategy:

We have the platform, now we target users....

1. Pilot with used car dealerships. Finance managers directly recommending us to new buyers.
2. Direct marketing. 214 billboard. (50,000 daily passers-by rt. 1S Boston), friend circle, etc.
3. Wallaroo Media (team that launched and built Acorns to 1.5MM users).
4. YouTube, Instagram, LinkedIn. Leverage QR codes on vehicles, tagging.
5. Google + Facebook ads. (THIS has generated ALL our initial traction!)
6. Radio ads. Paid advertising on local and national radio.
7. Pitch employers to encourage employees to use. Financially stable employees = greater yield.
8. Car payoff / car giveaway marketing tour.
9. Event sponsors, cars + coffee, NASCAR races, NHRA events, Sports events.
10. Car wrap + swag giveaways.

Since launch, we've experienced exciting growth that outpaced even our own expectations! Users are flocking to our platform which proves the demand for a helping hand! We're thrilled to take the next leap forward and grow, with your help! We've solved the technical side, now we need to reach more users!

Existing traction:

We started actively marketing early June 2020 to some surprising results!

With a tiny spend of only $9,978 for targeted ads with Wallaroo Media...

We eclipsed 3,102 downloads since 5 June 20 with a 10:1 conversation rate to active users on the platform.

Daily average of 32 new downloads and 14 more active users. All without ANY additional marketing.

We are leveraging Instagram, facebook, and now our active pilot program with used car dealers.

American's are forced to have car loans! Their downloads are PROVING the need for...

As of 4 Oct 2020

We aim to be <u>cashflow positive</u> at 4,320 users!!

Here's what we need to get there: **$250,000** in convertible notes.

Here's where the money goes:

1. Evolve Bank Fees $6,000/yr (our banking sponsor and critical piece)
2. Business Cyber Insurance $31,000/yr (insurance)
3. Intellica / back-end development support $36,000/yr (dev team)
4. Yodlee fees $19,116/yr (they are our 3rd party data aggregator)
5. Graphic design / web design ongoing $2,500/yr (freelanced as-needed)
6. Wallaroo sprint $50,000 (Approx. CAC $13 - $15/user)(the media company that launches Acorns to success!!!)
7. Billboard printing $2,890 (we have a FREE billboard next to a MAJOR US HIGHWAY. $3k is for printing it! Ask how…)
8. Computer hardware / infrastructure / AWS $10,000
9. Paid media content / sponsorship over 12 months $10,000 (fledgling partnership with A. Straus / BMW racing)
10. Operating capital / reserve $66,244
11. WeFunder fee $16,250

We raised $302,000 initially, through a friends/family convertible note round to get us here.

 Disclaimer: these projections cannot be guaranteed

We're embarking on the next phase with the build out of the Paydownhero marketplace. A place where lenders can offer direct re-fi products right to the hands of our user base. Better rates, better terms, the user wins. Period. **Help us build phase 2 and really disrupt the market!**

Value realization strategy:

We're not going anywhere. We are here to <u>create value</u>!

In **4 – 5** years we aim to be acquired and allow our investors to realize their **return** on this <u>socially important and profitable</u> venture.

Who would buy us? Fintech companies like PayPal or Lending Tree that already offer money related services and would like to add servicing auto loans to their portfolio.

Banks that have existing online or app platforms that are lacking. Bank of America, Citizens Bank, Wells Fargo, Santander. These giants already hold the bulk of US auto debt. By acquiring us, they could use our tech to layer on new loan offers, refi's, bill pay features, DIRECT TO CONSUMER products; Literally in the palms of their hands.

Competitors like ChangED or Student Loan Hero that would like to use our proprietary back end to service their users for student loans, credit cards, or mortgages.

   

 Disclaimer: these projections cannot be guaranteed

From Ken, Erik, and the rest of the team, thank you! Join us and help us make a difference!

The team behind us:

Dr. Jim Paris PhD
/Tech Advisor + incoming CTO/

Prev. Exp.

Bolt – Embedded Systems Engineer, Coris – VP Engineering, RIGADO – Embedded Software Engineer, Laboratory for Electromagnetic and Electronic Systems, MIT.





Cassandra Kral-Dillon
/CFO/



Prev. Exp.

VP of Finance, Linkable Networks Inc., Director of Finance, Syniverse Technologies, Mgr. FP+A, Verisign.





Advisors:



John Power
/Finance Advisor/

DaVinci Capital – Chief Investment Officer, Fidelity – SVP Head of US Equities.



Joshua Heapes
/Growth Advisor/

Chief Growth Officer - Health Vector, SVP Private Wealth – Bank of America, SVP Commerical Banking - Citibank



Legal Team:



Emily Taylor / Latham and Watkins
/Counsel/





Thank you!